DIASYS CORPORATION

21 West Main Street

Waterbury, CT 06702

October 15, 2007

Mr. Thomas Jones

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC  20549

Gentlemen:

This is to acknowledge that:

•

DiaSys Corporation (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its Form 10-KSB filing with the Securities and Exchange Commission (the “Commission”);

•

The Commission staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking any action with regard to the Form 10-KSB; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DIASYS CORPORATION

By:  /s/ FREDERIC H. NEIKRUG

Frederic H. Neikrug, President and

Chief Executive Officer